DRDGOLD LIMITED
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
South Africa
John Coleman
Karl Hiller
Division of Corporation Finance
Office of Energy and Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
April 3, 2023
Re:

DRDGOLD Limited
Form 20-F for the Fiscal Year ended June 30, 2022
Filed October 28, 2022
File No. 001-35387
Dear Mr. Coleman and Mr. Hiller:
Set forth below are the responses of DRDGOLD Limited (the

“Company”
) to the comments received from
the staff (the “ Staff
”) of the Division of Corporate Finance of the Securities and Exchange

Commission (the
“ Commission ”) by letter to Mr. Riaan Davel, dated March 2, 2023 (the “Comment Letter” ), relating to the
Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022 (the “Annual Report”
).

For your convenience the text of the Staff’s Comments is set forth in bold below, followed immediately in each case by the Company’s response. Unless otherwise indicated, all page,

graph and item number references in the
responses set forth below, are the page,

graph and item numbers of the clean copy of the Technical Report Summary.
Comment:
Form 20-F for the Fiscal Year ended June 30, 2022
Item 19 - Exhibits
Exhibit 96.1 Technical Report Summary and Certification – FWGR.

1.
We note that disclosures under Economic Assessment, on pages 117 and 119 of the
Technical Report Summary,

include graphs illustrating gold sales quantities and life-of mine cash flows
although without distinct numerical or line item details.
Please discuss this observation with the qualified persons and arrange to obtain and file a revised Technical
Report Summary that includes the entire discounted cash flow analysis, including annual cash flow forecasts
based on an annual production schedule for the life of project, to comply with Item 601(b)(96)(iii)(B)(19)(ii)

of
Regulation S-K.

U.S. Securities and Exchange Commission
April 3, 2023

-1 000
-500
0
500
1 000
1 500
2 000
2 500
2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042
NPV10 (ZAR M)
Financial Year
Post Tax Discounted Cashflow Cumulative Cashflow
262
459
-509
-136
84
-249
-499
83
570
275
210
167
152
64
136
173
115
101
91
25
-1 000
-500
0
500
1 000
1 500
2 000
2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042
NPV10 (ZAR M)
Financial Year
Post Tax Discounted Cashflow Cumulative Cashflow
Company’s Response:

In response to the Staff's comment the Technical Report Summary will be revised as illustrated below, to comply with the requirements of Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

The Company proposes to add Appendix 1 to
Item 19.2 and amend the endnote below Graph 12 on page 117 of the Technical Report Summary as illustrated below.
Furthermore, numerical figures have been added to Graph 14 on page

119.

Graph 12 presents the post

-tax cashflow for

an operation that excludes

the benefits that would eventually

be derived from the Available

TSFs
(refer to
Appendix 1).
Graph 12: Post-tax Discounted Cashflows
Source:

Sound Mining, 2022
The cumulative post-tax cashflows over the

LoM remain positive. When

assuming a discount rate

of 10% the unleveraged operation

reflects a Net Present
Value

(NPV) of

ZAR2.32 Billion

with.

FWGR is

an ongoing

operation and

thus the

Internal Rate

of Return

(IRR) and

a capital

payback period

are

not
applicable.

Graph 14: Post-tax Discounted Cashflows (including liner)

Source:

Sound Mining, 2022

U.S. Securities and Exchange Commission
April 3, 2023

Description Unit
Total/
Average
2023
FY
2024
FY
2025
FY
2026
FY
2027
FY
2028
FY
2029
FY
2030
FY
2031
FY
2032
FY
2033
FY
2034
FY
2035
FY
2036
FY
2037
FY
2038
FY
2039
FY
2040
FY
2041
FY
2042
FY
Reclaimed Tonnes kt 229.371 6,044 6,044 6,044 7,546 9,048 9,048 9,048 11,148 14,400 14,400
14,400 14,400 14,400 14,400 14,400 14,400 14,400 14,400 14,400
7,000
Head Grade g/t 0.33 0.48 0.47 0.47 0.41 0.36 0.36 0.36 0.37 0.37 0.37 0.32 0.30 0.30 0.30 0.30 0.30 0.28 0.27 0.27 0.27
Recovery % 53% 50% 54% 57% 55% 53% 53% 53% 53% 53% 53% 51% 49% 49% 49% 54% 58% 55% 55% 55% 55%
Gold Sold kg 40,409 1,404 1,528 1,592 1,674 1,740 1,740 1,740 2,216 2,840 2,840 2,369 2,105 2,105 2,105 2,322 2,532 2,190 2,159 2,159 1,049
Revenue ZAR M 36,946 1,284 1,397 1,455 1,531 1,591 1,591 1,591 2,026 2,597 2,597 2,166 1,924 1,924 1,924 2,123 2,315 2,003 1,974 1,974 959
Operating Costs ZAR M 19,550 838 538 538 773 868 868 868 995 1,168 1,168 1,168 1,168 1,168 1,168 1,168 1,168 1,168 1,168 1,168 717
Capital Expenditure ZAR M 6,767 326 61 1,595 957 300 589 1,120 565 18 402 146 18 18 416 152 18 18 18 18 20
Post-tax Free
Cashflow
ZAR M
7,338 288 555 (678) (199) 424 118 (397) 404 987 714 600 525 525 242 567 794 579 559 559 171
Cumulative Post-tax
Free Cashflow
ZAR M
7,338 288 843 165 (34) 389 507 110 514 1,501 2,216 2,816 3,341 3,867 4,108 4,675 5,469 6,049 6,608 7,167 7,338
Post-tax Discounted
Cashflow
ZAR M 2,318 262 459 (509) (136) 263 66 (204) 189 419 275 210 167 152 64 136 173 115 101 91 25
Cumulative Post-tax
Discounted Cashflow
ZAR M 2,318 262 721 211 75 338 405 201 389 808 1,083 1,294 1,461 1,613 1,677 1,813 1,986 2,100 2,201 2,292 2,318
Appendix 1: Summary of the DCF Model (excluding liner)
Notes:

Apparent computational errors due to rounding

U.S. Securities and Exchange Commission
April 3, 2023

Comment:
2. We note that disclosures under Reliance on Information Provided by the Registrant, on page 136 of the Technical Report Summary, include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.
For example, in the last two bullet points of this section, the qualified persons indicate
there has been reliance with regard to certain cost estimates and technical evaluations provided by FWGR or its consultants or associates.
Please discuss this observation with the qualified persons and arrange to obtain and file
a revised Technical

Report Summary that is consistent with the requirements in Item
1302(f)(2) of Regulation S-K.
We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.
Company’s Response:
In response to the Staff's comment, Item 25 of the Technical Report Summary will be revised as illustrated below to comply with the requirements of Item 1302(f)(2)

of Regulation S-K, by having
the qualified persons conduct their own research where feasible and remove non-compliant
disclosures on page 135 of the Technical Report Summary. Furthermore, the following items of the
Technical Report Summary will be amended to indicate that some information contained therein was supplied by a third party: Items 2.3, 14, 15.1, 15.2.3,

16.1 and 17.4.
Item 25
The information and conclusions within this TRS are

based on information made available to the QPs by DRDGOLD and

FWGR at the time of
the preparation of

this TRS

as noted in

this item
. The QPs

have relied on

this information with

respect to legal

matters (Item 3),
the gold
price (Item 16.1), Environmental or social and labor planning aspects Studies, Permitting, or Agreements with Locals, Individuals or Groups
(Item 17) and the economic assumptions ( Assessment ( Item 19). The QPs have not independently conducted any title or litigation searches but have relied upon FWGR for information on the property title, agreements and other pertinent conditions (throughout Item 3).

The QPs have
reviewed this information at

face value and are

satisfied that it is

both reasonable and

appropriate.
The QPs consider it believe
that it is

reasonable to rely on the information provided by FWGR
since as identified in this item because

they are
intimately more familiar
with the operations

and ongoing progress

of FWGR since

inception, and as a

consequence
enjoy
this provides the

QPs with

an enhanced
level of comfort with respect to the management

integrity and the
,

processes, procedures and quality of planning
conducted at FWGR.
Additional information provided by FWGR included technical reports supplied by its consultants and associates and the relevant

published
data, as listed below:
•

the QPs have not independently conducted any title

or litigation searches but have relied

upon FWGR for information on the property
title, agreements and other pertinent conditions;
•

these studies were undertaken

by Digby Wells Environmental

(South Africa) (Proprietary) Limited (Digby Wells)

and Sound Mining has
relied on the findings of these studies;
•

DRA SA

(Proprietary) Limited

were

responsible for

the detailed

design and

associated cost

estimates for

the expansion

of DP2

and
associated piping and pumping

infrastructure. Beric Robinson

Tailings (Proprietary)

Limited (Beric Robinson Tailings)

were responsible for
the design of the RTSF which

was also costed by DRA. The

QPs have relied on Spargo Consult as

an independent expert for the

review of this
work; and

U.S. Securities and Exchange Commission
April 3, 2023

•

Geo Tail SA (Proprietary) Limited (GTSA) were responsible for the Cyclone Conversion Design and technical evaluation of the
Leeudoorn TSF; and the QPs have relied on the findings of this study.
Item 2.3
The QPs also relied on reports from:
DRA SA (Proprietary) Limited (DRA);
Geo Tail SA (Proprietary) Limited’s (GTSA);
Beric Robinson Tailings (Proprietary) Limited (Beric Robinson Tailings); and
Digby Wells Environmental (South Africa) (Proprietary) Limited (Digby Wells).
Item 14
An expansion of the currently operating DP2 processing plant is planned to facilitate an increase in processing throughput from the current TSF Mineral Reserve inventory. DRA were responsible for the detailed design and associated cost estimates for the expansion of
DP2 as well as the piping and pumping infrastructure. The QPs appointed Spargo Consult, as an independent expert, to assist with the review of the metallurgical aspects.
Item 15.1
Leeudoorn Facility
The Leeudoorn TSF is located 7km north-east of Fochville on the West Rand, Gauteng Province. Sibanye Gold have, after a detailed, joint technical review, agreed in principle that FWGR may,

with effect from January 2026, deposit up to 500ktm of tailings onto the Leeudoorn
TSF provided FWGR paid the capital cost to convert the TSF to cyclone depositioning.
The QPs have relied on the findings of Geo Tail SA (Proprietary) Limited’s (GTSA)

Leeudoorn TSF Cyclone Conversion Design and technical
evaluation for an understanding of the planned conversion of the current day wall TSF to a cyclone-based deposition system. The design has been developed to accommodate the required deposition plan. While the QP has not interrogated the voracity of this work in detail, it has been benchmarked against other similar conversion projects and has been found to be within proven operational practice and acceptable risk levels.
Item 15.2.3
Sound Mining has reviewed the FWGR

Regional Tailings Dam Report
and design

prepared by Beric Robinson Tailings (2020)
(costed by
DRA)

and has concluded that the report provides a solid basis for the future development of a safe RTSF. Sound Mining believes that by following the principles and design strategy outlined in the report, the chances of a TSF failure will be unlikely. However,

cognizance needs
to be taken of the uncertainties discussed subjectively below.
Item 16.1
The QP considered a five-year period of historical analysis to form an opinion of the gold price and exchange rate to be expected going forward because the QP is of the opinion that a five-year period sufficiently covers the market volatility seen in the international gold market. This is also consistent with the five-year period of consensus pricing relied on for the price forecast. The gold price increased in
2020 due to uncertainties related to the outbreak of Covid-19. It then steadily declined to a spot price of ~ZAR945,295/kg (i.e.,
USD1,806.89/oz at ZAR16.27/USD) as at 30 June 2022 (Graph 5). After interrogating the gold price, the QPs are of the opinion that a gold price of ZAR914,294/kg, provided by FWGR, is appropriate for use in the economic assessment.

U.S. Securities and Exchange Commission
April 3, 2023

Item 17.4
Environmental Closure Liability Estimate
Sound Mining

has

relied on

environmental

closure liability

estimates

provided

by

Digby

Wells.

They

are

experts in

this field

and

were
commissioned for the purpose . A review of the closure estimate and associated plans covered the following aspects:
•
discussion of the methodology used to derive the costs for demolition, closure and rehabilitation; and
•
comment on the adequacy of the financial provisions made for the operation.
*

*

*
Should the Staff have any questions or comments, please contact me on +27 11 470
2600 or at riaan.davel@drdgold.com.
Sincerely,

/s/ Riaan Davel
Riaan Davel
Chief Financial Officer
cc: DRDGOLD Limited

Mpho Mashatola
Skadden Arps, Slate, Meagher & Flom (UK) LLP

James McDonald

Maria Protopapa